Electronic Articles of Incorporation For

RECYCLER'S EXCHANGE INC.

P23000056753
FILED
August 02, 2023
Sec. Of State
adjohnson

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

RECYCLER'S EXCHANGE INC.

Article II

The principal place of business address:

3921 SW 34TH ST
APT 204
GAINESVILLE, FL. US 36208

The mailing address of the corporation is:

3921 SW 34TH ST
APT 204
GAINESVILLE, FL. US 36208

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

10000000

Article V

The name and Florida street address of the registered agent is:

NICHOLAS PALEVEDA
3921 SW 34TH ST
APT 204
GAINESVILLE, FL. 36208

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: NICHOLAS PALEVEDA

P23000056753
FILED
August 02, 2023
Sec. Of State
adjohnson

Article VI

The name and address of the incorporator is:

FRANCES SEVERE
2804 GATEWAY OAKS DR
100
SACRAMENTO, CA 95833

Electronic Signature of Incorporator: FRANCES SEVERE

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: DIR
NICHOLAS PALEVEDA
3921 SW 34TH ST APT 204
GAINESVILLE, FL. 36208 US